Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March […], 2015

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neil Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 M.D. Sass Equity Income Plus Fund (S000041242)

Dear Ms. O’Neil Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 11, 2015 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 485 to its registration statement, filed on behalf of its series, M.D. Sass Equity Income Plus Fund (the “Fund”).  PEA No. 485 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 23, 2015 for the purpose of registering Class C shares as a new share class of the Fund.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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Prospectus – Summary Section

1.
Staff Comment:  The Staff notes the Principal Investment Strategies section includes disclosure that the Fund invests in “rigorously researched” equity securities, which the Staff notes could be considered as marketing language, which is not permissible.   Please consider revising the disclosure to avoid use of marketing language.

Response:  The Trust responds by removing “rigorously researched” from the first sentence in the “Principal Investment Strategies” section.

2.	Staff Comment: Please confirm whether the Fund invests in foreign securities as a principal strategy. If principal, please add relevant disclosure to the Fund’s principal investment strategies.

Response:  The Trust responds by confirming the Fund does intend to invest in foreign securities as part of the Fund’s principal investment strategies and by adding the following disclosure to the Fund’s principal investment strategy:

“The Fund may also invest in equity securities of large-cap and mid-cap foreign companies (including issuers domiciled in emerging markets or less developed countries).  The Fund’s investments in equity securities of foreign companies may include depositary receipts, such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). ”

The Trust further responds by adding the following risk disclosures to the summary section and Item 9 of the Fund’s prospectus, respectively:

•
“Foreign Securities Risk.  Non-U.S. securities, including ADRs and GDRs, are subject to risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.  Issuers of foreign securities may not be required to provide operational or financial information that is as timely or reliable as those required for issuers of U.S. securities.  Income or dividends earned on foreign securities may be subject to foreign withholding taxes.  The Fund may invest in emerging markets, which can involve higher degrees of risk as compared with developed economies.”

“Foreign and Emerging Market Securities Risk.  Foreign investments may carry risks associated with investing outside the United States, such as currency fluctuation, economic or financial instability, lack of timely or reliable operational or financial information or unfavorable political or legal developments.  Those risks are increased for investments in emerging markets.

Foreign securities include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), dollar-denominated foreign securities and securities purchased directly on foreign exchanges.  ADRs and GDRs are depositary receipts for foreign company stocks that are not themselves listed on a U.S. exchange, and are issued by a bank and held in trust at that bank, and that entitle the owner of such depositary receipts to any capital gains or dividends from the foreign company stocks underlying the depositary receipts.  ADRs are U.S. dollar denominated.  GDRs are typically U.S. dollar denominated but may be denominated in a foreign currency.  Foreign securities, including ADRs and GDRs, may be subject to more risks than U.S. domestic investments.  These additional risks may potentially include lower liquidity, greater price volatility and risks related to adverse political, regulatory, market or economic developments.

In addition, amounts realized on sales of foreign securities may be subject to high and potentially confiscatory levels of foreign taxation and withholding when compared to comparable transactions in U.S. securities.  A Fund will generally not be eligible to pass through to shareholders any U.S. federal income tax credits or deductions with respect to foreign taxes paid unless it meets certain requirements regarding the percentage of its total assets invested in foreign securities.  Investments in foreign securities involve exposure to fluctuations in foreign currency exchange rates.  Such fluctuations may reduce the value of the investment.  Foreign investments are also subject to risks including potentially higher withholding and other taxes, trade settlement, custodial, and other operational risks and less stringent investor protection and disclosure standards in certain foreign markets.  In addition, foreign markets can and often do perform differently from U.S. markets.

Countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.  Emerging market securities may be subject to relatively more abrupt and severe price declines due to the smaller securities markets, lower trading volumes and less government regulation of securities markets in emerging market countries compared to those in developed countries.  Investments in emerging market securities generally are more illiquid and volatile and subject to a higher risk of settlement disruptions than investments in securities of issuers in developed countries.  In addition, investment in emerging market countries may be restricted or controlled and may require the Fund to establish special custody or other arrangements before investing.  Because the securities settlement procedures tend to be less sophisticated in emerging market countries, the Fund may be required to deliver securities before receiving payment and may also be unable to complete transactions during market disruptions.  Many emerging market countries have experienced currency devaluation, currency inflation or economic recessions, which is likely to have a negative effect on their security markets.  Also, high levels of debt, adverse social and political circumstances and policies of expropriation and intervention in emerging markets countries could adversely affect the value of the Fund’s holdings.”

3.
Staff Comment:  Please confirm the Fund has no acquired fund fees and expenses (“AFFE”), or that AFFE is 0.01% or less and included in the “Other Expenses” line item of the Fees and Expenses of the Fund table.  If the Fund has AFFE of more than 0.01%, please add a separate line item to the Fees and Expenses of the Fund table to disclose these fees.

Response:  The Trust responds by stating supplementally the Fund had no AFFE as of the May 31, 2014 fiscal year end reflected in the Fees and Expenses of the Fund table.  In addition, the Trust undertakes to include AFFE in the “Other Expenses” line item or as a separate line item in future prospectuses, should AFFE amount to greater than 0.01% in future years.

4.
Staff Comment:  The staff notes the Fund discloses Mid-Cap Companies Risk as a principal risk.  Please confirm whether the Fund invests in mid-cap companies as a principal strategy, and, if so, please include relevant disclosure to the Principal Investment Strategies section of the Prospectus.

Response:  The Trust responds by revising the Fund’s Principal Investment Strategies disclosure to include the following, making conforming changes throughout the Prospectus:

“As of March 1, 2015, the minimum market capitalization for inclusion in the Russell 1000® Large Cap Value Index was $244 million.  However, the Fund will typically invest in the securities of large capitalization (“large-cap”) companies (market capitalization in excess of $10 billion), and medium capitalization (“mid-cap”) companies, (market capitalization between $2 billion and $10 billion).”

5.	Staff Comment: Please provide a completed Bar Chart and Average Annual Total Returns Table in your draft correspondence to the Staff prior to the effective date of the Prospectus.

Response:  The Trust responds by completing the Bar Chart and Average Annual Total Returns Table as follows:

Institutional Class Shares(1)
Calendar Year Returns as of December 31

(1)
Because the Class C shares are new, the returns shown in the bar chart are for Institutional Class shares of the Fund.  Institutional Class shares would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses including deferred sales charges (load) and Rule 12b-1 fees applicable to Class C shares.  Institutional Class shares do not have a deferred sales charge (load) or Rule 12b-1 fee.

During the period shown in the bar chart, the best performance for a quarter was 6.30% (for the quarter ended December 31, 2013).  The worst performance was -1.61% (for the quarter ended March 31, 2014).

Average Annual Total Returns
(For the periods ended December 31, 2014)
	One Year	Since Inception (6/28/2013)
Institutional Class Shares(1)
Return Before Taxes	4.33%	11.25%
Return After Taxes on Distributions	3.36%	10.45%
Return After Taxes on Distributions and Sale of Fund Shares	3.23%	8.60%
S&P 500® Index	13.69%	20.33%
(reflects no deduction for fees, expenses or taxes)
(1)
Because the Class C shares are new, the Average Annual Total Returns are for Institutional Class shares of the Fund.  Institutional Class shares would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses including deferred sales charges (load) and Rule 12b-1 fees applicable to Class C shares.  Institutional Class shares do not have a sales charge (load) or Rule 12b-1 fee.

Prospectus – Prior Performance of Similar Accounts

6.
Staff Comment:  The Staff notes that, as the Fund includes the performance of the M.D. Sass Enhanced Equity Composite (the “Composite”) in the Prospectus, the performance of the Fund must be included in the Composite performance.

Response:  The Trust responds by supplementally confirming that the performance of the Fund is included in the performance of the Composite.

7.	Staff Comment: The Staff notes that the prior performance of the Composite must be net of all fees and expenses, including any applicable sales charges.

Response:  The Trust responds by confirming the prior performance of the Composite is net of all fees and expenses, including any applicable sales charges.

8.
Staff Comment:  The Staff reminds the registrant that, pursuant to Rule 204-(2)(a)(16) under the Investment Advisers Act of 1940, as amended, the Adviser is required to maintain records necessary to form the basis for or demonstrate the calculation of the performance of the Composite.

Response:  The Trust responds by stating supplementally that the Adviser has indicated to the Trust that it maintains all records necessary to form the basis for or demonstrate the calculation of the performance of the Composite.

9.	Staff Comment: Please revise the disclosure to state that if the Fund’s expense structure had been used, the performance of the Composite would have been lower.

Response:  The Trust responds supplementally by confirming that the Fund’s expense structure is lower than that of the separately managed accounts included in the Composite.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers